SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)

General Growth Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

370023103
(CUSIP Number)

Christopher Mark Wilson
Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 3000, Australia
Telephone: + 61 (03) 8656 6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

August 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	Page 2 of 3 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Future Fund Board of Guardians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,701,282
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,701,282
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,701,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

EXPLANATORY NOTE
Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 5”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”), as amended on May 12, 2011 (“Amendment No. 1”), November 5, 2013 (“Amendment No. 2”), February 6, 2015 (“Amendment No. 3”) and March 16, 2016 (“Amendment No. 4”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 5 relates to the common stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).
Item 4. Purpose of the Transaction

Item 4 of this Schedule 13D is hereby amended to include the following:
On August 19, 2016, in response to a redemption request made by the Reporting Person, BRH II Sub made a distribution in-kind to the Northern Trust Company, as custodian for the Reporting Person, of (i) the 11,550,291 shares of Common Stock beneficially owned by the Reporting Person and (ii) the Warrants to acquire 10,150,991 shares of Common Stock beneficially owned by the Reporting Person.  Following such distributions, the Reporting Person no longer held any interest in BRH II Sub with respect to any shares of Common Stock or Warrants.

Item 5.  Interest in Securities of the Issuer
Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended in its entirety as follows:
(a)-(b) All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 884,737,667 shares of Common Stock reported by the Company as outstanding, as of August 2, 2016, in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2016, plus such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.
As of the close of business on August 19, 2016, the Reporting Person has sole voting and investment power with respect to (i) 11,550,291 shares of Common Stock and (ii) 10,150,991 shares of Common Stock issuable upon the exercise of Warrants owned thereby, representing 2.4% of the outstanding shares of Common Stock.
(c) Item 4 of this Amendment No. 5 is incorporated by reference.
(e) As a result of the transactions described in Item 4 of this Schedule 13D, as of August 19, 2016, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, as it no longer may be deemed to be a member of a “group” with the Investment Vehicles and Brookfield Asset Management Inc. and certain of its subsidiaries (collectively, the “Other Filers”) or share beneficial ownership of any shares of Common Stock and Warrants beneficially owned by such Other Filers.

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SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 22, 2016	FUTURE FUND BOARD OF GUARDIANS By: /s/ Steve Byrom Name: Steve Byrom Title: Authorized Signatory By: /s/ Barry Brakey Name: Barry Brakey Title: Authorized Signatory